UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for September 4, 2017 to September 8, 2017

Mumbai, September 1, 2017: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from September 4, 2017 to September 8, 2017.

Date	Meeting Scheduled	Type

4-September-17	Aberdeen Asset Management Asia	Meeting
4-September-17	HDFC Life Insurance	Meeting
4-September-17	SBI Life Insurance	Meeting
4-September-17	UTI AMC	Meeting
4-September-17	SBI Mutual Fund	Meeting
4-September-17	JP Morgan Asset Management	Meeting
4-September-17	Fidelity International	Meeting
4-September-17	Ashmore Investments	Meeting
4-September-17	Amansa Capital	Meeting
4-September-17	Axis AMC	Meeting
4-September-17	Birla Sun Life Mutual Fund	Meeting
4-September-17	DSP BlackRock AMC	Meeting
4-September-17	HDFC Asset Management Company	Meeting
4-September-17	Kotak Group	Meeting
4-September-17	Premji Investments	Meeting
4-September-17	Bajaj Allianz Life Insurance	Meeting
4-September-17	Canara Robeco	Meeting
4-September-17	High Bridge	Meeting
4-September-17	JM Mutual Fund	Meeting
4-September-17	Mirae Asset Management India	Meeting
4-September-17	Motilal Oswal AMC	Meeting
4-September-17	New Horizon	Meeting
4-September-17	Nikko Asset Management	Meeting
4-September-17	Reliance Mutual Fund	Meeting
6-September-17	Hornbill Capital	Meeting
6-September-17	Jet Age Securities Pvt. Ltd.	Meeting
6-September-17	EDMOND DE ROTHSCHILD ASSET MANAGEMENT	Meeting
7-September-17	HSBC Global Asset Management	Meeting
7-September-17	UBS	Meeting
7-September-17	Wellington Management	Meeting
8-September-17	CIMB	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia , South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.